FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Donner Minerals Ltd.
(Translation of registrant’s name into English)

Suite 1360, 605 Robson Street, Vancouver, BC Canada V6B 5J3
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Donner Minerals Ltd.
                Registrant

Dated: February 11, 2004                                                   By :    /s/David Patterson/s/
Title:     Chief Executive Officer

FORM 53-901.F

SECURITIES ACT

                          MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.        Reporting Issuer

DONNER MINERALS LTD.
1360 – 605 Robson Street
Vancouver, BC V6B 5J3

Item 2.        Date of Material Change

February 11, 2004

Item 3.        Press Release

News release dated February 11, 2004 was issued in Vancouver, BC and disseminated through CCN Matthews.

Item 4.        Summary of Material Change

The Issuer announces that the $2,000,000 private placement announced on February 9, 2004 has been increased to $3,000,000. These funds will be raised by the Issuer issuing a total of 18,750,000 units at a price of $0.16 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Issuer at a price of $0.20 for two years. A portion of the units will be flow through units.

Item 5.        Full Description of Material Change

The Issuer announces that the $2,000,000 private placement announced on February 9, 2004 has been increased to $3,000,000. These funds will be raised by the Issuer issuing a total of 18,750,000 units at a price of $0.16 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Issuer at a price of $0.20 for two years. A portion of the units will be flow through units.

Finder's fees may be payable in cash, shares or warrants with respect to certain private placement subscribers and in accordance with the policies of the TSX Venture Exchange.

The private placement is subject to the approval of the TSX Venture Exchange.

Item 6.        Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A.

Item 7.        Omitted Information

N/A.

Item 8.        Senior Officers

HARVEY KEATS
PRESIDENT            Telephone: (604) 683-0564

Item 9.        Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 11 th day of February, 2004.

DONNER MINERALS LTD.

Per:

"Harvey Keats"
Harvey Keats,
President